                                 SCHEDULE 13G




                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.7)



                             Vitronics Corporation
                             ---------------------
                               (Name of Issuer)



                          Common Stock,$.01 Par Value
                          ---------------------------
                        (Title of class of securities)



                                   928503101
                                   ---------
                                (CUSIP number)



                               Page 1 of 6 Pages

                                 SCHEDULE 13G


 1)   Name Of Reporting Person.  James J. Manfield, Jr.
                                 ----------------------------------------------

-------------------------------------------------------------------------------

 2)   Check the Appropriate box if a Member of a Group (See Instructions)

      (a)
          -----

      (b)   X
          -----

-------------------------------------------------------------------------------

 3)   SEC Use Only

-------------------------------------------------------------------------------

 4)   Citizenship or Place of Organization.  United States
                                             ----------------------------------

-------------------------------------------------------------------------------

                    (5)   Sole Voting Power    501,744
 Number of                                     --------------------------------
Shares Bene-       ------------------------------------------------------------
ficially            (6)  Shared Voting Powe    0
Owned By                                       --------------------------------
Each Report-       ------------------------------------------------------------
ing Person          (7)  Sole Dispositive Power    501,744
With                                               ----------------------------
                   ------------------------------------------------------------
                    (8)  Shared Dispositive Power  0
                                                   ----------------------------
-------------------------------------------------------------------------------

  9)  Aggregate Amount Beneficially Owned by Each Reporting Person.
                                                                   ------------

                                                   501,744
-------------------------------------------------------------------------------

 10)  Check If the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)                                                          X
                                                                          -----

Certain members of Mr. Manfield's family own a total of 18,000 shares of common
-------------------------------------------------------------------------------
stock as to which beneficial ownership is disclaimed by Mr. Manfield.
-------------------------------------------------------------------------------

 11)  Percent of Class Represented by Amount in Row 9     4.7%
                                                     ---------

------------------------------------------------------------------------------

                               Page 2 of 6 pages

                                 SCHEDULE 13G

       12)  Type of Reporting Person (See Instructions).                  IN
                                                                         -----

--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.
            --------------

       The name of the issuer is Vitronics Corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

       The principal executive offices of the issuer are located at Forbes Road
       Newmarket Industrial Park
       Newmarket, New Hampshire 03857

Item 2(a).  Name of Person Filing.
            ---------------------

       This filing is being made by James J. Manfield, Jr. ("Manfield").

Item 2(b).  Address of Principal Business Office.
            ------------------------------------

       Manfield's principal business office address is Forbes Road
       Newmarket Industrial Park
       Newmarket, New Hampshire 03857

Item 2(c).  Citizenship.
            ----------
       Mansfield is a United States citizen

Item 2(d).  Title of Class of Securities.
            ----------------------------

       Common Stock, par value $.01 per share ("Common Stock").

Item 2(e).  CUSIP Number.
            ------------

       The CUSIP Number of the issuer's Common Stock is 928503-10-1.

Item 3.

       Not applicable.

Item 4.Ownership.
       ---------

                              Page 3 of 6 Pages
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                                 SCHEDULE 13G


     (a)  Amount Beneficially Owned.  As of December 31, 1995, Manfield
beneficially owned   501,744   shares of a total of   10,588,000   outstanding
                    ----------                      --------------
shares of Common Stock./1/

     (b)  Percent of Class.  The Shares of Common Stock beneficially owned by
Manfield represent   4.7%   of the issuer's outstanding Common Stock./2/
                   --------

          (c)  Number of shares of Common Stock as to which Manfield has:

                 (i)   sole power to vote or to direct the vote    501,744
                                                                ----------
                 (ii)  shared power to vote or to direct the vote     0
                                                                  --------
                 (iii) sole owner to dispose or to direct the disposition of
                          0    .
                       --------
                 (iv)  shared power to dispose or to direct the disposition of
                          0    .
                       --------

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

     Not applicable.



-------------------
/1/ Based on the Issuer's Quarterly Report on Form 10-Q for the period ended October 1, 1995.

/2/ The 501,744 shares beneficially owned by Manfield include 422,344 shares owned directly by Manfield and 79,400 shares issuable upon exercise of presently exercisable options granted to Manfield under the Issuer Option Plans. The 501,744 shares does not include 18,000 shares owned by members of Manfield's family as to which Manfield disclaims beneficial ownership.

                               Page 4 of 6 Pages
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                                 SCHEDULE 13G

     Manfield does not know of any other person who has the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company.
        --------------------------------------------------------

        Not applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not applicable.

Item 10. Certification.
         -------------

        Not applicable.


                               Page 5 of 6 Pages
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                                 SCHEDULE 13G

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996                    /s/ James J. Manfield, Jr.
                                            --------------------------
                                            James J. Manfield, Jr.


                                Page 6 of 6 Pages